Pruco Life Insurance Company of New Jersey

RIDER FOR LEVEL TERM INSURANCE BENEFIT ON DEPENDENT CHILDREN

This benefit is a part of this contract only if it is listed on a contract data page. If any provision of the policy conflicts with this rider, the provisions of this rider will apply.

Benefit

We will pay the amount of term insurance under this benefit if we receive due proof that a dependent child died while this contract was in force on a premium-paying basis and before the term insurance provided by the benefit on his or her life ends. But our payment is subject to all the provisions of this benefit and of the rest of this contract.

The phrase dependent child means the Insured's child, stepchild, or legally adopted child who: (1) has reached the 14th day after his or her date of birth; (2) has not reached the first contract anniversary on or after his or her 25th birthday; and either (3) just before the contract date of this contract was insured under the earlier contract that was converted or changed to this contract; or (4) is acquired by the Insured on or after the date of this contract but before the child's 18th birthday.

We show the amount of term insurance under this benefit on a contract data page. The insurance on each dependent child's life will end on the earliest of: (1) the end of the day before the first contract anniversary on or after the child's 25th birthday; (2) the end of the day before the first contract anniversary on or after the Insured's 75th birthday; and (3) the end of the last day before the contract date of any other contract to which the insurance on the dependent child is converted or changed.

Benefit Charges

The monthly charge for this benefit is deducted each month from the contract fund. The amount of that charge is shown under Adjustments to the Contract Fund. Monthly charges for this benefit stop on the earlier of the date of the Insured's death, and the first contract anniversary on or after the Insured's 75th birthday.

PAID-UP INSURANCE

Paid-up Insurance on a Dependent Child

If the Insured dies while this contract is in force and not in default past the last day of the grace period, any term insurance provided by this benefit on a dependent child's life will become paid-up term insurance. While this paid-up insurance is in effect, the contract will remain in force. The paid-up insurance will have cash values but no loan value.

If this benefit becomes paid-up, it may be surrendered for its cash value. This will be the net single premium on the date of surrender of the paid-up term insurance. But, within 30 days after a contract anniversary, the cash value will not be less than it was on that anniversary. To compute this cash value, we use the Commissioners 2017 Standard Ordinary Composite Mortality Table. We use continuous functions based on age last birthday. We use an effective interest rate of 3.5% a year.

We will usually pay any cash value expeditiously. But we have the right to postpone paying it for up to six months. If we do so for more than 10 days, we will pay interest at the rate payable under the Interest Payment settlement option.

CONVERSION OF INSURANCE ON A DEPENDENT CHILD

Right to Convert

The insurance on each dependent child may be converted under this rider to a new contract of life insurance. The insurance on each child's life may be converted only once, and once converted, all coverage under this rider on such child will end. Except as we state in the next paragraph, a conversion may be made only on (a) the day the insurance ends as described in the last paragraph under Benefit above, and (b) each contract anniversary on or immediately following his or her 18th, 22nd, and 25th birthdays provided that such anniversary occurs before the insurance ends. It will not be necessary to prove that the child is insurable.

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Conditions

The right to convert to a new contract is subject to these conditions: (1) The insurance on the child must be converted while the contract is in force and not in default past the last day of the grace period. (2) The amount of the new contract must meet the minimum as we describe under Contract Specifications. (3) We must receive a written application for the new contract no later than the date the insurance may be converted.

Premium Credit

When the insurance on a dependent child is converted, we will allow a premium credit on the first premium for the new contract. The credit is equal to the lesser of $1.00 for each full $1,000 of the term insurance under this benefit and $1.00 for each full $1,000 of the new contract's basic amount of insurance.

Contract Date

The date of the new contract will be the day after the date the insurance on the dependent child is converted. If a dependent child's coverage is converted, that child's coverage will end at the end of the day before the contract date of the new contract.

Contract Specifications

The new contract will be in the standard, non-smoking rating class. We will set the issue age and the premiums for the new contract in accordance with our regular rules in use on its contract date.

We will endorse the new contract to show that the period we state in its Incontestability provision will start on the date coverage of the child began under this benefit. But if this contract was reinstated after the date the coverage began but before the date of the new contract, that period will start on the date of the most recent reinstatement. We will have the right to use the statements that were made to us as the basis for reinstatement to contest the new contract. The period during which we will have that right will be the period we state in the Incontestability provision of the new contract.

We will endorse the new contract to show that the period we state in its Suicide Exclusion provision will start on the date coverage of the child began under this benefit.

Except as we state in the next sentence, the new contract may be any life policy we or the Prudential Insurance Company of America regularly issue on its contract date for the standard, non-smoking rating class, requested amount, issue age, and sex. It may not be: one that insures anyone in addition to the child; one that includes or provides for term insurance, other than extended insurance; or one with any benefit other than the basic insurance benefit and the waiver of monthly charges benefit we refer to below.

The basic amount of the new contract may be any amount as long as it is at least $25,000 and not more than five times the amount of insurance on the child's life under this benefit; but the total amount for the child may not exceed the maximum amount allowed by law. If the amount requested is smaller than the smallest amount we would regularly issue on the requested plan, we will make available at least one policy for a minimum basic amount of $25,000.

If asked, we will include a benefit for waiving monthly charges in the event of the disability of the person insured if we would include a rider benefit we refer to below in other contracts like the new one.

To be eligible for the waiver of monthly charges benefit, the disability must start on or after the new contract date. And we will not waive any monthly charges under the new contract unless it has a benefit for waiving monthly charges in the event of disability, even if we have waived monthly charges under this contract.

Any benefit for waiving monthly charges in the new contract will be the same one with the same provisions that we put in other contracts like it on the new contract date. In any of these paragraphs, when we refer to other contracts, we mean contracts we would regularly issue on the same plan as the new contract and for the standard, non-smoking rating class, requested amount, issue age and sex.

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MISCELLANEOUS PROVISIONS

Beneficiary

The word beneficiary where we use it in this contract without qualification means the beneficiary for insurance payable upon the death of the Insured.

On the contract date, the following two statements apply, unless we issue the contract with an endorsement that states otherwise: (1) The beneficiary for insurance payable upon the death of a dependent child will be the Insured if living, otherwise the beneficiary for this insurance payable on the death of the Insured. (2) If no such beneficiary is living when insurance under this benefit becomes payable, we will make the payment in one sum to the estate of the later to die of the Insured and such beneficiary.

You may change a beneficiary for insurance payable upon the death of a dependent child by sending us a request in a form that meets our needs. We may ask you to send us the contract to be endorsed. If we receive your request, and the contract if we ask for it, we will file and record the change at our Home Office and, unless a different future effective date is specified by you, it will take effect on the date you signed the request. Any rights created by your request will not apply to any payment(s) we have made or actions we have taken before your request was received and recorded. If you request an effective date after the date we have received and recorded your request, any rights created by your request will not apply to any payments we have made or actions we have taken prior to your chosen effective date. Any beneficiary's interest is subject to the rights of any assignee we know of. When a beneficiary is designated, any relationship shown is to the Insured, unless otherwise stated.

Reinstatement

If this contract is reinstated, it will not include the insurance that we provide under this benefit on the dependent children unless you prove to us on or within 15 days after the date of reinstatement that each child who is to be insured is insurable for the benefit. If you do not submit such proof for any child, the benefit may be reinstated if all the other conditions are met to reinstate the contract. Any child for whom proof is not submitted, however, will not be insured under the reinstated benefit, and you may be required to send the contract to us for endorsement.

Incontestability

Except for non-payment of premium, we will not contest this benefit with respect to the insurance on any dependent child's life after it has been in force during the child's lifetime for two years from the latest of (1) the date the level term insurance benefit on dependent children began under the earliest contract; (2) the date of any rider that added the child for coverage under any such earlier contract; and (3) if there was a later reinstatement of any such earlier contract, the date of the most recent reinstatement. We will not contest this rider for statements made in an application for reinstatement after the policy has been in force and the Insured has been alive for two years from the latest of (1) the date the level term insurance benefit on dependent children began under the earliest contract; (2) the date of any rider that added the child for coverage under any such earlier contract; and (3) if there was a later reinstatement of any such earlier contract, the date of the most recent reinstatement.

Termination of Benefit

This benefit will end on the earliest of:

1. the end of the last day of the grace period if the contract is in default;
2. the end of the day before the first contract anniversary on or after the Insured's 75th birthday;
3. the date the contract is surrendered for its net cash value if it has one or the paid-up insurance, if any, under the benefit is surrendered; and
4. the date the contract ends for any other reason.

Further, if you ask us in the premium period in a form that meets our needs, we will cancel the benefit as of the first monthly date on or after the date we receive your request. Monthly charges due then and later will be reduced accordingly.

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Maximum Total Amount of Insurance Allowed by Law

A dependent child might die when his or her age is less than 14 years and six months. And there might be other life insurance, with us or other companies, payable on the child's life under a contract(s) that was issued and dated before the insurance for the child took effect under this benefit. If so, the most we could pay under this benefit for that death is the excess of: (1) the maximum that is allowed to be paid in accordance with the Table below, over (2) the amount of the insurance on the child's life under (all) the other contract(s). If the amount of insurance on the child's life under this benefit is greater than that excess, we will reduce it by the difference, with appropriate adjustment of the premium as filed with the Superintendent of Insurance of New York.

If the insurance under this benefit is more than we would be allowed to pay under a dependent child's death, you may wish to have us reduce it to what we could pay, with appropriate adjustment of the premium as filed with the Superintendent of Insurance of New York. To do so, you must ask in writing in a form that meets our needs. You must also send the contract to us to be endorsed.

When we compute insurance under this or other contracts we will not include: (1) return premium benefits; or (2) benefits that are paid only for death by accident.

DEPENDENT CHILD'S AGE AT DEATH	MAXIMUM AMOUNT ALLOWED
Less than four years and six months.	$5,000 or, if more, 25% of the amount of life insurance in force on the life of the Insured on the date the insurance for the child takes effect under this benefit.
Fours years and six months or more, but less than fourteen years and six months	$10,000 or, if more, 50% of the amount of life insurance in force on the life of the Insured on the date the insurance for the child takes effect under this benefit.

This Supplementary Benefit rider attached to and made part of this contract on the Contract Date

Pruco Life Insurance Company of New Jersey,

By

Secretary

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